UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

November 14, 2023

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

SMITH & NEPHEW PLC

14 November 2023

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

1.   VESTING OF SHARE AWARDS UNDER THE GLOBAL SHARE PLAN 2020

The following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") vested on 13 November 2023, being the first business day post vesting date, under the Smith & Nephew Global Share Plan 2020.

i.     PARTIAL VESTING OF CONDITIONAL SHARE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2020:

The awards were granted under the Global Share Plan 2020 on 12 November 2021. One third of the Shares vested on 14 November 2022, a further third has now vested on 13 November 2023 and the final third will vest on 12 November 2024. A number of shares were sold to cover taxation obligations arising on the vesting of the awards.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting of a Conditional Share Award granted on 12 November 2021 under the Smith & Nephew Global Share Plan 2020.
Date of Transaction	2023 - 11 - 13
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information
Paul Connolly (President, Global Operations)	PDMR	10.010912	10,290 (of which 3,061 shares were sold to cover taxes due and 7,229 shares were retained)	N/A Single Transaction
Mizanu Kebede (Chief Quality and Regulatory Affairs Officer)	PDMR	10.010912	5,049 (of which 1,567 shares were sold to cover taxes due and 3,482 shares were retained)	N/A Single Transaction

2.   VESTING OF A RESTRICTED STOCK UNIT AWARD GRANTED UNDER THE AWARD AGREEMENT DATED 29 APRIL 2022

In line with the announcement published on 3 May 2022, a Restricted Stock Unit Award of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") granted to Deepak Nath vested on 13 November 2023. This Restricted Stock Unit Award formed part of the buy-out awards granted in respect of outstanding incentives Deepak Nath forfeited upon leaving his former company.

i.    PARTIAL VESTING OF A RESTRICTED STOCK UNIT AWARD:

A Restricted Stock Unit Award of 14,364 shares was granted to Deepak Nath on 29 April 2022. One third of these shares (4,788 shares) vested on 13 November 2022, a further third has now vested on 13 November 2023 and the final third will vest on 13 November 2024. A number of shares were sold to cover taxation obligations arising on the vesting of the award.

The following relates to the individual included in the below notification in respect of the award that has vested on 13 November 2023:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting of a Restricted Stock Unit Award granted on 29 April 2022 under the award agreement.
Date of Transaction	2023 - 11 - 13
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information
Deepak Nath (Chief Executive Officer)	Director	10.010912	4,788 (of which 1,961 shares were sold to cover taxes due and 2,827 shares were retained)	N/A Single Transaction

Sarah Carne
Deputy Company Secretary
Smith & Nephew plc
Tel:  +44 (0)1923 477100
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: November 14, 2023	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary